Exhibit 99.3

197987 AUNA S. A Annual Meeting Proxy Notice Rev1 Front 2026 You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares. AUNA S.A. 6 Rue Jean Monnet, L - 2180 Luxembourg Grand Duchy of Luxembourg RCS Luxembourg : B26759 0 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS June 30, 2026 at 3:00 p.m. CEST *Shareholders are cordially invited to attend the Annual Meeting and vote in person. At the meeting, you will need to request a ballot to vote your shares. Dear Shareholder, The 2026 Annual Meeting of Shareholders of AUNA S.A. (the Company ) will be held at 6 Rue Jean Monnet, L - 2180 Luxembourg, Grand Duchy of Luxembourg, on June 30, 2026, at 3:00 PM (local time) (the Meeting ). The Meeting will have the following agenda: 1. Convening formalities; 2. Confirmation of share awards granted to independent directors, as approved by the board of directors of the Company (the Board ), with the concerned directors having abstained from the decision in accordance with Article 441 - 7 of the Luxembourg law of 10 August 1915 on commercial companies, as amended; 3. Presentation and approval of the management reports of the Board for the financial year having ended on December 31, 2025 (the 2025 Financial Year ) in respect of (i) the consolidated financial statements of the group of which the Company is the parent company for the 2025 Financial Year which have been prepared for Luxembourg regulatory purposes (the 2025 Lux Consolidated Financial Statements ) and (ii) the consolidated financial statements of the group of which the Company is the parent company for the 2025 Financial Year which have been prepared for the information of the Company’s investors (the 2025 Consolidated Financial Statements ); 4. Presentation and approval of (i) the report of the statutory auditor (“réviseur d’entreprises agréé”) of the Company (the Statutory Auditor ) in respect of the separate annual accounts of the Company for the 2025 Financial Year (the 2025 Annual Accounts ), (ii) the report of the Statutory Auditor in respect of the 2025 Lux Consolidated Financial Statements and (iii) the report of the contractual auditor (the Contractual Auditor) in respect of the 2025 Consolidated Financial Statements; 5. Presentation and approval of the 2025 Annual Accounts, the 2025 Lux Consolidated Financial Statements and the 2025 Consolidated Financial Statements and allocation of the result of the 2025 Financial Year; 6. Discharge to the directors of the Company for the performance of their mandate for the 2025 Financial Year; 7. Discharge to the Statutory Auditor for the 2025 Financial Year and reappointment of the Statutory Auditor for the 2026 financial year and for a period ending on the date of the annual general meeting of the Company to be held in 2027 approving the annual accounts for the 2026 financial year; 8. Ratification of (i) the remunerations made to the directors of the Company and (ii) the compensations granted by the Compensation and Talent Committee of the Company and approved by the Board to certain directors of the Company; and 9. Miscellaneous, The Board of Directors recommends a vote “FOR” for Proposals 1, 2, 3, 4, 5, 6, 7, 8 and 9. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. MOBILE VOTING On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. The Proxy Materials will be available for review at the registered office of the Company at least 8 days before the Meeting. Copies of these documents may also be obtained free of charge upon request sent by email to contact@aunainvestors.com CONTROL NUMBER AUNA S.A. c/o Continental Proxy Services 1 State Street, New York NY 10004 Vote Your Proxy on the Internet: Go to http://www.cstproxyvote.com Have your notice available when you access the above website. Follow the prompts to vote your shares.

AUNA S.A. 6 Rue Jean Monnet L - 2180 Luxembourg Grand Duchy of Luxembourg Important Notice Regarding the Availability of Proxy Materials For the 2026 Annual Meeting of Shareholders to be Held On June 30, 2026 The following Proxy Materials are available to you to review at : https : //www . cstproxy . com/auna/ 2026 - the Proxy Card; - the Voting Form; and - any amendments to the foregoing materials that are required to be furnished to shareholders. The 2025 Annual Accounts, the 2025 Consolidated Financial Statements, the report of the Statutory Auditor on the 2025 Annual Accounts and the report of the Contractual Auditor in respect of the 2025 Consolidated Financial Statements ; will be available at the registered office of the Company at least 8 days before the Meeting . This is not a ballot . You cannot use this notice to vote your shares . This communication presents only an overview of the more complete proxy materials that are available to you at the registered office of the Company or on the Internet . We encourage you to access and review all of the important information contained in the proxy materials before voting . If you would like to receive a paper or e - mail copy of these documents, you must request one . There is no charge for such documents to be mailed to you . Please make your request for a copy as instructed below on or before June 20 , 2026 , to facilitate a timely delivery . You may also request that you receive paper copies of all future proxy materials from the Company . ACCESSING YOUR PROXY MATERIALS ONLINE Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number. REQUESTING A PAPER COPY OF THE PROXY MATERIALS By telephone please call 1 - 888 - 266 - 6791, or By logging on to https://www.cstproxy.com/auna/2026 or By email at: proxy@continentalstock.com Please include the company name and your account number in the subject line. 197987 AUNA S.A Annual Meeting Proxy Notice Rev1 Back 2026